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                                                         SEC FILE NUMBER
                                                            000 29531
                                                 -------------------------------
                                                           CUSIP NUMBER
                                                             00764U109
                                                 -------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):    |X|Form 10-K    |_| Form 20-F    |_|Form 11-K    |_| Form 10-Q
                |_|Form N-SAR   |_|  Form N-CSR

                       For Period Ended: June 30, 2007
                                         ---------------------------------------

                       |_|   Transition Report on Form 10-K
                       |_|   Transition Report on Form 20-F
                       |_|   Transition Report on Form 11-K
                       |_|   Transition Report on Form 10-Q
                       |_|   Transition Report on Form N-SAR

                       For the Transition Period Ended:
                                                       -------------------------

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  Read attached instruction sheet before preparing form. Please Print or Type.
           Nothing in this form shall be construed to imply that the
           Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant

Advanced Medical Institute Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

LEVEL 1 204-218 BOTANY ROAD

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City, State and Zip Code
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ALEXANDRIA NSW 2015
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                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion
|X| thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The annual report of Advanced Medical Institute Inc. (the "Company") on Form 10-KSB could not be filed within the prescribed time period because the Company's financial statements were not completed by its accountants and could not be completed within the prescribed time period without unreasonable effort or expense. As a result, the Company could not solicit and obtain the necessary review of the Form 10-KSB and signatures thereto in a timely fashion prior to the due date of the report.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Mitchell S. Nussbaum, Esq.          212                 407-4159
      --------------------------       -----------       ------------------
              (Name)                   (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No
      --------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   |X| Yes |_|No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                         Advanced Medical Institute Inc.
            ---------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date :  September 28, 2007               By:   /s/ Dilip Shrestha
                                               -------------------
                                               Name:  Dilip Shrestha
                                               Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------------------------------------------------------
                                    ATTENTION
--------------------------------------------------------------------------------
        Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                                    PART IV.

                                OTHER INFORMATION

It is anticipated that a significant change in results of operations from the fiscal year ended June 30, 2007 will be reflected by the earnings statements, due to net losses incurred during the fiscal year ended June 30, 2007 compared with the corresponding period in 2006. The operating results of the Company are still being computed and the financial statements are still being prepared, as a result, the amount of the losses have yet to be determined.

                                       3